File No. 82-5089

News Release

ZURICH
FINANCIAL SERVICES

Brandes reduces holdings of Zurich Financial Services shares to below 5 percent

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 22, 2005 – Pursuant to Article 20 of the Swiss Stock Exchange Law, Zurich Financial Services (Zurich) has been informed by Brandes Investment Partners L.P. (Brandes), that clients of Brandes have reduced their aggregate holding in Zurich shares to 4.81%.

The San Diego, California, domiciled Brandes is a registered investment adviser in the United States. As of August 16, its clients held an aggregate interest in 26,834,059 American Depository Receipts of Zurich, representing 2,683,406 ordinary shares of Zurich, and 4,241,419 ordinary shares of Zurich, for a total aggregate of 6,924,825 shares.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

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